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                                                                    EXHIBIT 99.4

               WIPRO TECHNOLOGIES Q2 EARNINGS CALL (MORNING CALL)
                                OCTOBER 17, 2003

MODERATOR: Good morning ladies and gentleman. I am Pratibha the moderator for this conference. Welcome to the Wipro Q2 earnings call. For the duration of the presentation, all participants' lines will be in the listen-only mode. I will be standing by for the question and answer session. I would like to now hand over to the Wipro Management. Thank you and over to Wipro.

LAKSHMINARAYANA: Thank you Pratibha. Ladies and gentlemen, a very good morning to you in America and a good day to you in all other parts of the world. My name is Lakshminarayana, and I am based at Bangalore. Along with Sridhar in Mountain View and Anjan in Bangalore we handle the Investor interface for Wipro. We thank you for your interest in Wipro and it is with great pleasure that I welcome you to Wipro's teleconference post our results for the second quarter of the fiscal 2003-2004. We have with us Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapathy, Chief Financial Officer, who will comment on the results of Wipro for quarter ended September 2003. We are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President Wipro Infotech, Mr. Vineet Agarwal, President Wipro Consumer Care and Lighting, Mr. Raman Roy, Chairman Wipro Spectramind, and members of the company's senior management who will answer the question that you may have. This conference call will be archived and a transcript will be available on our website www.wipro.com. Before Mr. Premji starts his address, let me draw your attention that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on management's current expectations and are associated with uncertainty and risks, which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC of the USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman and Managing Director, Wipro.

AZIM PREMJI: Good morning to all of you. Your board of directors in the meeting held this morning approved the accounts for the quarter ended September 30, 2003. Our results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and our prospects.

Revenues grew smartly across all segments of our global IT services business. A robust sequential growth was seen in every business sector, each geography, and every service line. Combined with the strength that our India, Asia-Pacific, and Middle East IT business demonstrated, Wipro crossed the one billion annualized revenue run rate in its IT business. Within global IT services our technology business grew sequentially by 16%, and the enterprise business by 12%. If you were to look at different service lines, technology infrastructure services grew sequentially by 36%, business process outsourcing grew sequentially by 22%, and package implementation grew sequentially by

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19%. On the profitability front, improvement in utilization and increased cost efficiencies offset the impact of the rupee appreciation resulting in the operating margins being broadly at the same level as they were in the quarter ended June 30, 2003.

During the conference call in July, I had spoken of how our strategy to be a comprehensive IT solution provider was beginning to be reflected in our operations and our results. The trend gained momentum in the last quarter. We continued to be successful in selling new and enhanced services to our existing customers and to new customers. More importantly, we have been able to leverage the consulting skills and resources from our acquisitions in the energy and utilities practice and the securities practice to other business practices of Wipro Technologies.

The potential for further synergy is significant and we are accelerating steps to realize this potential. Looking ahead we expect robust volume growth across all business segments. Customer interest in the use of offshore services continues to be high. The pricing environment is encouraging. We witnessed a modest rise in pricing last quarter and the trend of better pricing for new customers continues. However, we are aware that the mix of customers, the mix of service lines can impact quarterly realization. Further continued appreciation of the rupee puts significant pressure on business profitability.

In summary, we believe that the current environment provides exciting opportunities and interesting challenges. We are well positioned to seize the opportunities and manage the challenges to create superior shareholder value. I will now request Suresh Senapaty, our Chief Financial Officer, to comment on the financial results before we start taking the questions.

SURESH SENAPATY: A very good morning to all of you. Mr. Premji shared our thinking on the business environment; I will touch upon a few aspects of the financial and operational significance. During the quarter ended September 30, 2003, we had a sequential revenue growth of 14.2% in our IT global services and product segment. This is comprised of 13.4% sequential revenue growth in the IT software services and 21.8% sequential growth in the IT enabled services. The 13.4% growth in the software services component was driven by a 10.8% growth in the volume of business combined with a 0.1% increase in our realization rates of work performed offshore, and a 2.2% increase in our realization rates for work performed onsite at our client's offices. The growth in our IT enabled services business was primarily due to growth in the volume of business coupled with higher price realization of 2.7%. We have given an increase of approximately 12% on an average in offshore compensation effective October 01, 2003, in Wipro Technologies. This increased compensation cost will be reflected in our results commencing from the quarter ending December 2003. Rupee appreciation continues unabated. We have minimized the impact of this appreciation on our financial results by proactive hedging and as of September 30, we have forward covers in excess of $150 million. For the quarter ending December 31, 2003, we anticipate that we will continue to see volume led growth with prices moving in a narrow band. We shall endeavor to offset this increase in compensation cost through an increase in the volume of offshore services, higher productivity, and prudent cost management. We expect to retain

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operating margins at current levels excluding the probable impact of appreciation of the rupee. We will now be glad to take questions from here.

MODERATOR: Thank you very much sir. We will now begin the Q&A interactive session. To ask a question please press *1 on your touchtone enabled telephone keypad. On pressing *1 participants will get a chance to present their questions on a first-in-line basis. To ask a question please press *1 now. First in line we have Mr. Chetan Shah from Quantum.

CHETAN SHAH: Sir this has been a very encouraging result. Regarding this earlier we have had charges on account of acquisitions and last quarter around Rs. 100 million has been on Nervewire, and the current are we expecting any more charges?

SURESH SENAPATY: Like we had guided last quarter that Q2 will be having a loss similar to the Q1, we have been able to contain the losses around that number. As you know it is a new acquisition, it is too early, so we are getting into integration plan, its requisition etc. Definitely because of the some of the lock-in bonuses of 100 days etc. will not be there, the losses will be lower, but we cannot guide any specific numbers for the next quarter.

CHETAN SHAH: Okay. And you made a mention on the compensation increase, so I could not get the number basically, 12% or so.

SURESH SENAPATY: The 12% is the average increase, so you know the increase on specific individuals could be different, offshore salary in the Wipro Technologies, and that will impact about 1.5% margin.

CHETAN SHAH: Okay sir, thank you very much.

MODERATOR: Thank you very much sir. Our next question comes from Mr. Dange of CLSA.

DANGE: Yeah, good afternoon, very good results and congratulations on this. My question is on margins basically even though it is quite creditable that the margins have slightly increased, but last conference call you had mentioned specifically about cost over runs and certain product and IP sales hitting the margins. So, would be useful if we could get a color on the fixed priced contracts, how are they doing now, and also going forward you are indicating a stable margin even with a impact of 1.5%. So, what is happening on the onsite salary numbers, have they been rationalized, reduced or increased?

SURESH SENAPATY: To take the second question first, there is no change in the onsite salaries as of now. The change is only with respect to offshore salaries. And then your question is with respect to the fixed price projects, the overall margin. Yes, we had stated before, that had been over runs in the fixed priced projects, lot of action has been taken in terms of levels of seniority at which the projects are being reviewed, the level of frequency with which it is being reviewed and some of the 6-Sigma projects that has been

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introduced. It is helping us to get back, but we will have some of the impact felt in the last quarter as well as perhaps in the current quarter before we come to full normalization on that. So, we have been able to retrieve part of it and part of the foreign exchange loss we have been able to counter it with the increased utilization, much more higher productivity, SG&A expenses, and so on. And therefore going forward, we expect some improvement in the negatives we talked about, there is a salary increases, negatives we are talking about is the foreign exchange, and there it could be positives whether in terms of an offshore optimization more there is more head space little bit in terms of the utilization and certain other SG&A expenses etc. So, look forward to at least to mitigate the damage on account of various negative factors except the exchange factor, which we have no control on.

DANGE: Okay, the second question is on the utilities practice; I mean according to the numbers, it still continues to show a drop. Is this correct and what are the reasons for that?

SUDIP BANNERJEE: The utilities practice has actually shown an sequential growth of 2.9%.

DANGE: Yeah, but it is coming on a back of a huge fall, and we were expecting that since the National Grid has been now a client, so there could be a substantial improvement in that, and would be useful if you could give as to I mean how is the integration going on the AMS side?

SUDIP BANNERJEE: As far as the integration is concerned that is moving along very smoothly, we have added new clients this quarter, and those clients have been added on by the strength of consulting practice. We have also introduced the Wipro offshore services in many of the existing clients of the consulting practice that we narrated. So, we have moved people from both consulting to the existing business and from the existing business to the consulting business. So, in terms of the integration it is proceeding according to plan and we are currently quite happy with the state of things as far as that is concerned. 25% of the acquired AMS customers that the work was primarily onsite consulting in nature now have a significant offshore component for application development and maintenance.

DANGE: Okay, so that is main reason for may be a slightly lower growth compared to the company in this practice?

SUDIP BANNERJEE: Because there has been a shift in the mix.

DANGE: Okay, thanks.

MODERATOR: Thank you very much sir. Next in line we have Mr. Ashish from CSFB Singapore.

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ASHISH: Thank you so much, congratulations on very good numbers. Sir if you could comment first on in the last six months it seems based on results announced so far, there has been a material change for the industry and that change is towards positive. So, what has happened both on the demand and supply side in the last six months?

VIVEK PAUL: I think that on the demand side what we were seeing is two things; one is continued acceptance of our end-to-end services model, as well as a rising propensity to offshore. So, as a result, for our particular business we saw our tech customers beginning to see some stabilization in their own industries, and therefore reinvesting in their product lines, which generated business for us. And we also saw on the IT side more customers now willing to do additional infrastructure which gave our infrastructure services a boost, additional package implementation, and of course added to all this has been the boost that our BPO business has given us.

ASHISH: Okay, and if I may ask one more question, I think it was two conference call back, you know, Vivek you were suggested and rightly so that objective of the company is to maximize profits and not maximize profitability, with that in mind would you agree with the statement that the recent pricing power that the companies are seeing that is increase in billing rates is partly because the Indian companies were not fully prepared for the strong demand and once hiring picks up again and we go back to economic principle of maximizing profits that billing rate upward movement may stop and we could see pressure again. So, could you comment on whether both you agree with the statement and whether the objective continues to be maximizing profit?

VIVEK: I think that the objective continues to be maximizing profit. I think as far a the billing is concerned, billing rates are concerned, I think we are already beginning to see more discipline from the Indian vendors in terms of pricing as all of us are out in the market place covering to get people. By the same token though, we are seeing the international players being the spoilers and they are in some sense trading off a lack of experience with lower prices. Customers are aware of that trade off, so it does not mean that lower prices automatically win, but I would say that is a kind of the puts and takes, so we see the more discipline on the competitive behavior from the Indian vendors.

ASHISH: Thank you so much.

MODERATOR: Thank you very much sir. Our next question comes from Mr. Pramod of ABN AMRO.

PRAMOD: Hello, congratulations on great results, couple of small things, you have added quite a lot of number of customers can you detail how many of them are in which verticals or which horizontals and also what is the net customer add during the quarter.

SURESH SENAPATY: Okay, the customer add has been 35 and if you look at geography spread North America is 17, Europe 9, Japan is 5 and the rest of the world 4; and in terms of verticals it is primarily in the embedded and product engineering about 12, telecom service provider space about 3, financial services 3, retail & utility is 4, manufacturing 2,

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and corporate 6 and so on. In terms of the net customer add the total customer head count now is about 327 up from 307.

PRAMOD: How much you said sir?

SURESH SENAPATY: 327 up from 307.

PRAMOD: 307.

SURESH SENAPATY: 20 net additions.

PRAMOD: Okay thanks a lot.

MODERATOR: Thank you very much sir. Coming up next is a question from Mr. Rahul Dhruv of Citigroup.

RAHUL: Hi, congratulations on a great set of numbers. My first question was on utilization, offshore utilization has gone up to you know 12-13 quarter high at 71%, do you think you can retain at this level and what changes can you put into place to take it above 70 and retain it at that level?

VIVEK: I think that we feel that we can retain that at this level.

RAHUL: Okay, my second was on the fixed priced projects that we talked about earlier, I guess that it is some amount of improvement that is likely as Mr. Senapaty mentioned, can we see any kind of a price increase can we really see if these projects really move to an optimum level?

VIVEK: I am not sure if we could really quantify that specially, because what you are saying Rahul is that we did get a price increase in the last quarter, we think there is fair amount of stabilization on that, good news is some of the new customers who were getting at little marginally better than the current rates but the mix change would swing in any manner and therefore we think going forward the pricing would be in the narrow band.

RAHUL: Okay great, one last one and this is for Raman, if you can give us quick run down on what is really happening with Spectramind in terms of number of new customers and you know how many customers are in transition, how many are likely ramp up, etc.?

RAMAN: Yeah Rahul, we added three more customers for this quarter. We now have 17 customers in production and we had 15 customers last quarter, we were doing 51 different processes for our customers at the end of last quarter that has grown to 60. Our total head count has grown to 8492 and we are seeing a significant traction for business both from our existing customers and the new customers that we have signed on last quarter and this quarter.

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RAHUL: Right, any number on the amount of non-voice business and also if you can you know kind of talk a little about the attrition it has come down which is great thing, but what do you see going over there?

RAMAN: Voice to non-voice mix is at about 91% and our revenues are driven by voice business. We are increasing our non-voice business but we are also increasing our voice business, so as a composite the voice continues to be the dominant part. Yes as you correctly pointed out our attrition for the quarter has gone down but it continues to be the biggest challenge. As we grow, and as we add on people to meet the needs of our customers, we need to focus on this aspect, it is an industry wide problem and we are working with the industry to see what the solutions are. In our opinion the biggest solution to this is to increase the supply side, to increase the pool of work force that can cater to the international customer and that we believe is the best medium to long-term solution.

RAHUL: Okay thank you very much. I will come back later.

RAMAN: Thanks.

MODERATOR: Thank you very much sir. We have our next question from Mr. Manoj Singla of JP Morgan.

MANOJ SINGLA: Yeah hi, good morning sir and congratulations on good numbers, you talked of the traction in customers.

MALE SPEAKER: Manoj can you talk a bit louder we cannot hear you.

MANOJ SINGLA: Hello can you hear me now?

MALE SPEAKER: Yeah.

MANOJ SINGLA: Yeah I just said congratulations on good numbers, and once again I think we have seen traction across the board. I was just looking at the top 10 list of customers and what I see is that the top 10 list remains almost the same as last quarter and for the past few quarters we have not seen much change there, so I think going forward are we going to see any of our new customers ramping up and making it to the top 10 list?

LAKSHMINARAYANA: Manoj, you are right see the top 10 has been steady compared to last quarter, but I think there is an interesting statistic that while our top 10 customers grew sequentially by 11% our top 50 customers grew sequentially by 15%, which really means that the next 40 customers have grown at a rate significantly faster than the top 10. So I mean while it is difficult to say who is going to get where, I do not think we can rule out the fact that there could be some churn in the top 10.

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SENAPATY: Another supplementing factor here is that million-dollar account has gone up from 99 to 127. So the growth has been fairly robust across in terms of the customer profile, verticals, geography and practices.

MANOJ SINGLA: Sure. Looking at your global IT services business, while of course operating margins have remained flat....

MODERATOR: Hello Mr. Singla? Hello sir? We will move on to the next question. Next in line, we have Mr. Mahesh Vaze of SSKI securities

MAHESH VAZE: Yeah. Hi! Couple of questions. One thing is could you discuss a bit in terms of profitability, how it is in the IT services and BPO side, with the joint numbers now, how does it look?

SENAPATY: The numbers are fairly comparable. Now we don't give them separately because they are typically monitored together and we are focusing on it as a combined entity. But in terms of profitability there is not much disparity.

MAHESH VAZE: Secondly, the salary hike that you have given, as I understand, you had announced it almost 3 months ago. And despite the fact you have see your attrition rate go up during the quarter from 11% to 16%. So, would it mean that the salary hikes are not really satisfying employees to stay back?

SENAPATY: 16% includes component of involuntary attrition of about 4%. To net it off, perhaps they are comparable numbers from last quarter to, that is quarter 1 to quarter 2.

MAHESH VAZE: Ok fine. Thanks

MODERATOR: Thank you very much sir. We have our next question from Ms. Mitali Ghosh of DSP Merrill Lynch

MITALI GHOSH: Hello. Hi! Congratulations on a good set of numbers and on the good outlook you have outlined. Essentially my question was on the sharp volume growth that you have seen this quarter. How much of this do you think is from the inorganic, from the acquisitions you have made? What is the sort of cross-selling benefit that you have seen?

SENAPATY: You know in terms of the acquisitions that you talk about, like we said the BPO part, it has grown about 22%, if you look at the AMS part, they are in line with what the utilities practice of ours, they are in line with the kind of projections we had. Nervewire is too young now. So, over all growth has been decent across. And so far as the benefits of more acquisitions are concerned, Sudip has just explained, but why not I request him to elaborate.

SUDIP: Mitali in terms of the benefits of the acquisitions you know we have got new customers to whom we are now providing consulting services and we have had offshore services going into customers who came in through only the consulting business. So

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overall we have had good performance as far as the acquisition is concerned and
25% of the acquired AMS customers where the work was primarily onsite consulting in nature, now have a significant offshore component in application development and maintenance.

MITALI: Right, second thing was on Spectramind, if you could give us a sense of how the margins are moving there, at least a direction, and what you think is contributing to that I mean do you think that you know the worst is over in terms of pricing even in BPO?

LAKSHMINARAYANA: If you look at the Spectramind price realizations have improved a notch from $13 to about $13.35 last quarter, even the seat utilization has improved, so overall efficiency has improved. The profitability in the Wipro Spectramind is a function of utilization, is the function of how many people how can you mange the people under training so that they are more billable, which is again a function of utilization. So seat utilization, shift utilization these are the clear parameters where by you can enhance profitability. Pricing continues to be under pressure like we said but we have been able to get little notch much better in terms of the productivity and the better realizations that we have got. So going forward dollar-rupee exchange would hurt but the counter factors would be utilization.

MITALI: Okay thank you.

LAKSHMINARAYANA: Raman you have anything to add?

RAMAN: Well really the only thing I wanted to bring out is that we continue to see players coming with pricing that in our opinion is commercially not viable and while that has reduced significantly in terms of the number of clients we are seeing but that has not disappeared, the discipline and pricing we are not seeing that across the board in the market places today.

MITALI: Okay thanks.

MODERATOR: Thank you very much madam. Next we have Mr. Amit Khurana from Birla Sunlife Securities.

AMIT KHURANA: Yeah, hi Vivek, could you comment on the change in the competitive environment from the Indian perspective in the last couple of quarters and how you see that going forward given our initiative and providing end to end services to our clients?

VIVEK: I think that understanding your question to be how has the competitive environment changed relative to the global players?

AMIT KHURANA: I was wondering if you could spell out in detail on the Indian side specifically.

VIVEK: Okay, well I think clearly what we have seen is that our ability to go to customers and be able to offer them both consultancy services, you know, infrastructure services,

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application management services, etc. have certainly helped us in terms of getting more wins, in terms of being able to scale accounts faster, and in terms of being particularly being able to appeal to the larger customers. So I think it has certainly been something that has helped us and help strengthen our story. Even relative to the international players I think we have seen some ability to offset whatever they have offered. I do think though that what we are seeing is that customers that have an existing large relationship with one of the large international players do tend to give them more credibility and do tend to in some ways you know consider them more aggressively in the mix of vendors.

AMIT KHURANA: Okay, Vivek a last couple of quarter we seen the SG&A kind of peaking out, is that something that one should assume going forward or do you think that may be another couple of quarters down the line we may have to scale it up, something which we saw last fiscal going up?

VIVEK: No I think that you know much of the transformation we were doing in terms of adding more account managers etc. will continue at the pace at the business can afford versus being ahead of the business, so I think you know the SG&A will be in line.

SURESH SENAPATY: But also we have got a part of the saving in terms of provisioning for debt by doing a much better management of the debtors source, which has significantly improved from the last quarter.

AMIT KHURANA: I see, okay one final check, am I correct in my calculations that on the gross level, the gross margins of global IT has gone down quarter on quarter?

SURESH SENAPATY: Yes that was primarily because of the forex impact in a big way, because we had about 1.3% hit in terms of our margin because of foreign exchange in quarter two.

AMIT KHURANA: Okay fine thank you.

MODERATOR: Thank you very much Sir. We have our next question from Mr. Ajay Sharma of Citigroup.

AJAY SHARMA: Yeah hi, congratulation on great numbers. May be if you could clarify on the margin stability which you are expecting in next quarter in spite of the salary impact of about 150 basis point, if you could break out where you are expecting to get that sort of neutralization in terms of onsite offshore shift or further reduction in SG&A, etc.

SURESH SENAPATY: Yeah, Ajay actually it will be a combination of all factors, I think where ever you get 10 to 20 to 30 basis points we will attack that and get that. So whether it is realization or whether it is optimization or better productivity and the SG&A expenses, or even trying to leverage on the utilization a little better, or in terms of offshore, because we have definitely improved on the offshore last quarter also, if you look at a vertical level, but on a totality level we have remained constant. So we see

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looking at that also as to whether we could do some improvement there. So combination of all these factors we would like to use to be able to mitigate that impact.

AJAY SHARMA: Okay and secondly what was the difference in your receivables provisioning this quarter versus last quarter?

SURESH SENAPATY: This quarter is just about 0.1% that is quarter ending
September.

AJAY SHARMA: And sorry what was it last quarter?

SURESH SENAPATHY: 1%.

AJAY SHARMA: Okay thank you very much.

MODERATOR: Thank you very much sir. Next in line we have Mr. Laxmikanth from HSBC.

ANUPAM: Yeah hi, actually this is Anupam here, congratulations on an excellent result. Couple of questions, very quickly on the price increase, just wanted to get a flavor is this price increase which we have seen is it due to client giving you higher prices which means an old client actually revising prices, is it due to a new client coming at a higher than average price or is it a change in the business mix?

VIVEK: I would say that of the three actually there is even a fourth factor, so I would say that, you know, one factor has been improvement in fixed price projects which has resulted in realization improvement. Second is as we have mentioned over the last couple of quarters new accounts coming at higher prices on general than our existing prices, so I think that that has certainly helped. The third is that we crossed a zero number in terms of the existing customers giving us a price increase, so I cannot claim we had many but we are greater than zero, so I think you know that felt pretty good, and the fourth is the mix, we talked about how the infrastructure services and package implementation grew as a percentage of the mix that typically comes with higher prices.

ANUPAM: Right, thanks, actually the second part is I mean if you look at our company vis-a-vis, Indian competition we have acquired AMS, we have the technology side of our business, we have the R&D side of our business, and we have taken risk by acquiring companies, leaving BPO aside for a moment, I think I am trying to just simplify it probably it is not as simple, if a business model is taking business at a certain point of time it has to result either in a higher volume compared to competition or a better rate compared to competition, I mean, am I correct in my thought process that there will be an inflection point where these risks will start playing up in terms of either volume or rate compared to the competition in India?

VIVEK: Well I would like to restructure the question in the following way which is we would always like to exceed both volume and rate of our competition, but in some ways you might view this not as a risk that we are taking but as a risk mitigation we are taking.

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At the end of the day if you are going to architect the future that looks at the fact that you know pure offshore factories will decline over time in terms of entitlement margin, then this is what gives us that extra stickiness. So it really is if you will not a deliberate step on our part to increase the risk but a view you of the world and actions to decrease the risk.

ANUPAM: Right, so I mean again turning it on its head normally higher risk would mean higher reward and given the last four to five quarters our movement vis-a-vis competition has followed two different models, which I mean in way "can be a high risk model" so I think you are agreeing to that also?

VIVEK: I did not hear a question in that, so......

ANUPAM: Okay. I think just a final question which will make me understand this, will I be correct in saying that if we move higher up to value chain, which means we do more services like outsourcing, system integration, package implementation, it might be higher revenue per employee as you articulated in infrastructure services, but it may not necessarily be higher margin per employee, the reason I said is because of two, it may be higher onsite centric for one, and two the labor arbitrage or the rate arbitrage reduces as you move higher up the value chain, would I be correct in my thought process here?

VIVEK: I think that the key to look at is that there are three steps here, you know, one is you got the labor arbitrage and you got the operating margins in terms of dollars per person and percentage per person. Then you move to package implementation side where you get a higher price, you get the same dollars per person lets say, but a lower percentage per person, so in percentage terms your margin begins to compressed. Then you look at onsite delivery of consulting using local hires, and there you do have the compression in terms of dollars per person and percentage. So net-net as I was trying to say in the earlier question, you know, ultimately when you do this you do have a percentage margin compression, the only reason you want to do this is because you take a view that as long term this is the entitle and margin, and the best way to make it sustainable is to have this mix of preferences.

ANUPAM: Right, so finally a quick housekeeping question, the number of people hired how many would be lateral and how many would be fresh?

BALKI: Of the 1089 people whom we hired in Global IT Services 58 are from campus and balance are from lateral.

ANUPAM: Right.

BALKI: Sorry, sorry, of the 1573 we hired in this quarter, 742 are lateral and the 831 are from campus.

ANUPAM: 831 you said right?

BALKI: Yeah.

ANUPAM: Right, thank you very much, I think I will come back later, congratulations, and best of luck for the future.

MODERATOR: Thank you very much sir. Next we have Mr. Trideep Bhattacharya from UBS.

TRIDEEP BHATTACHARYA: Yeah hi, congratulations on your results; two questions, first like you know peeping into the next calendar year, what you reckon could the price re-negotiation scenario this time around and how do you envisage this could be different from what you had previous year?

VIVEK: As I said you know when you are coming off the back of six quarters of margin compression, you have your first quarter of margin expansion, even if slight, it feels pretty good when you see realization improvement, but you know we do not want to be having a party yet, I think we are going to figure out how we manage our customers because it is still an uncertain environment and I do not think customers still are accepting a big prices increases. So that is why I said we feel pretty good that we have got the courage to go and ask and as I said get from at least more than zero customers, but I am not ready to call it a trend yet.

TRIDEEP BHATTACHARYA: Okay, barring the price increases is it fair to say that like you know again looking into the next calendar year at least stabilization in the pricing is something which one should expect.

VIVEK: I think it is a fair comment.

TRIDEEP BHATTACHARYA: I see, the second is regarding the Nervewire acquisition, in your reassessment when do you reckon this acquisition will actually start delivering results?

GIRISH PARANJPE: We have already seen the first benefits of the acquisition as we go to customers and are able to provide not only a traditional suite of services but something beyond that, and it is not only adding more service lines but creating a competitive differentiation. So that benefit we also start to see.

TRIDEEP BHATTACHARYA: I see, I was more referring to like you know straightly on the financial side getting into profitability, etc.

GIRISH PARANJPE: No we said that the like last quarter we had guided the losses to be in line with the quarter one and we have been able to work on it and manage it that way, going forward the losses will be lower because some of the lock-in bonuses will not be there, but we cannot give a firm number on that because we don't give guidance on individual business units

TRIDEEP BHATTACHARYA: I see and my last question is going to be like you know what is the most worrying part currently to the top management, I mean the global players causing too much of a risk on the increase in the salary site or what is kind of worrying to you as things stand as of now?

VIVEK: I think that you know one, I mean the two things that we have talked about many times before, continue to be concerned, one is the rupee which is you know quite unpredictable still and we do not know where that bottom is, and the second is on the attrition rates.

TRIDEEP BHATTACHARYA: I see, thanks a lot and best of luck for future.

VIVEK: Thanks.

MODERATOR: Thank you very much sir. Our next question comes from Mr. Sandeep Dhingra of JP Morgan, Singapore.

SANDEEP DHINGRA: Yeah hi, good afternoon, congratulations on a pretty phenomenal performance. I have a few questions, you know if I just look at the tone of your press releases in the last few quarters what is the distinct positive tone we can sense this time around, I am just trying understand you know how much of this would be due to Wipro specific factors and how much of it is due to you know the market place itself looking you know a lot better, I mean if it is possible to quantify or qualitatively discuss this?

VIVEK: First of all I would like to say that I do not think we spend lot of thought on the tone of our press release. I am not sure I would read too much into the tea leaves there, but you know I think that what I would look at is just really the hard facts and as far as the hard facts are concerned I think that, I mean it is always tough to you know sort of take credit for or not take credit for, so I don't want to respond to that expect to say that certainly we are seeing the markets are you know our customers being more confident in their own future, being willing to spend more, being willing to spend more with us, we are seeing in terms of those percentage of wins you know we are getting our share of wins, particularly as we bring in the consulting piece into winning some of the IT businesses. Certainly the technologies business is seeing more of a seminal uplift in terms of their own customers, technology companies willing to spend more, and I think that we have seen some improvements in terms of you know whether it is utilization, whether it is receivable collection, whether it is you know pricing in terms of being able to get more from customers, so I think that it is really a combination of both and it would be very difficult for me to attribute you know whether it is 80:20 or 20:80 or 50:50.

SANDEEP DHINGRA: Fine, right, just you know the other thing which we saw in the last few years was when your technology business was probably you know facing a more difficult market environment, you did have this situation of you know having a bench built up on the technology side and the growth was more on the enterprise side, are we seeing the reversal of that happening now, you know, are you seeing a mismatch of resources that you have that you have given what the demands environment looks like.

VIVEK: I think we are seeing a shortage of resources.

SANDEEP DHINGRA: Okay, across the board?

VIVEK: Yes.

SANDEEP DHINGRA: And just last thing Vivek I think one of the comments you made was that you have actually gone to customers asking for price increases, is this a new practice and is this you know something we should read as a beginning of a trend by any chance?

VIVEK: I would say yes to the first and no to the second. Yes to the first in the sense that yes we would not have done that before, and no since it is an embarrassingly small number that I have given of the price increase. So but as said you know all I can claim credit for is greater than zero. So I would just say that you know it is still early to say that we can get this across the board, but we are tabling to our customers the fact that you know it has been a long time since we saw the last price increase.

SANDEEP DHINGRA: Just one last question for Raman, Raman the shift utilization in Spectramind seems phenomenal, I mean you know what is behind that you know fantastic number?

RAMAN: Well, it is a mix of the business and the way we have been able to architect our business across our various facilities. Large proportions of our business comes form the US and we cater right from East Coast to the West Coast, and now we have a larger proportion of 24-hour servicing that we are doing for our customers where certain component continues to operate on a 24/7 basis.

SANDEEP DHINGRA: Thank you very much.

RAMAN: Thank you.

MODERATOR: Thank you very much sir. Next we have Mr. Akshay from JM Morgan Stanley.

ANANTHA: Yeah, good morning everyone. This is Anantha from Morgan Stanley. My question is related on the human resource related issues. Given the strong volume growth, a strong recruitment, which should possibly continue, is there a danger that should dilute the organizations culture, lead to employee demoralization? And are there any steps being taken by the company to counter some of these issues?

VIVEK: I think that on the employee morale side, I mean, success only in general generates higher morale. So, if we see the market continue to recover, if we see, you know, some sort of a, you know, continued performance, I think that morale would not be the issue. In terms of scaling culture, that is a challenge. It is a challenge we have faced every year, I mean, three and half years ago we were 3000 people. Today we are 25,000 people. So, you know, I think it is a problem, we address it, we address it through many means. So, I don't think we are terribly concerned about that right now.

ANANTHA: Okay, thank you and wish you all the best.

VIVEK: Thanks.

MODERATOR: Thank you very much sir. Participants are requested to use your handsets while asking a question. Next in line, we have Mr. Shekar Singh from DSP Merrill Lynch.

SHEKAR SINGH: Hi! Congratulations on very good set of numbers. I just wanted to understand, like one of the reasons for the billing rates to stabilizing has been quoted as the discipline among Indian vendors. What exactly does it mean? Does it mean that is there some sort of explicit or implicit understanding that below this rate we are not going to quote or does it mean that below this quote, because we make, say do not make decent margins, we won't quote? So, it is not like an industry wide thing, but it is like every company deciding that okay say $17-18 is the rate beyond below which we won't go?

VIVEK: I think that first and foremost, you know, I would just like to be very clear that we do have an industry association, we do run into each other on airplanes, but we never talk pricing. We have no explicit or implicit arrangement between any of us, at least not that I am aware of and certainly not with Wipro having any joint pricing action. What I was referring to was simply what we see as a market place dynamic driven by an understanding that everybody has that benches are gone and it is costing more to attract talent.

SHEKAR SINGH: But even for that, like you, if I were just to talk about Wipro, how does it work within Wipro. You said that okay we want to have this sort of margins and if we quote anything below this rate, we won't be having this margin, therefore we will just hold on to this price and let the business go in case if somebody else is offering a lower price.

VIVEK: I think that certainly, you know, we have the standard, you know, escalation processes in terms of if it is below this price, we have to go to this level, and you know, we make a reason judgment in terms of what we think is the volume price rate of as well as other terms and conditions. So, I think that we do have fairly systematic way we approach every single chase, but you know, it is a structure, it is just the way you do business. I am not sure I am answering your question exactly.

SHEKAR SINGH: But if I understand you correctly, then does discipline among Indian vendors, what is the sustainability of it? It can be there for two quarters and then again it might just collapse.

VIVEK: Well, I think that, you know, if every body is realizing that when you go out to the market place we are paying more and it is getting tougher to get business, I would expect that, you know, same kind of a business manager would say gee sounds like an, you know, I should be asking more from my customers as well rather than dropping my prices on the demand side and raising my cost on the supply side.

SHEKAR SINGH: Okay. Secondly like, just wanted to understand the salary hikes, like you have given one salary hike now. What is the differential, say, between Wipro salary vis-a-vis say an Accenture or IBM or any other standard that you might be using in terms of your salary at different levels or if you can just give a broad number in terms of percentage that will do.

VIVEK: You know, we don't really have the bench mark data to be able to give you an exact answer, but we do hear of, you know, of sort of anecdotes that talk about huge salary increases and at the same time, you know, from these companies who are actually hiring people as well. So, you know, so you sort of say well "I am able to hire people and at the same time I am losing people", so it is difficult to get a full kind of, you know, here is the percentage increase yet, because we have not done that bench marking study.

SHEKAR SINGH: Because this then exposes say company like Wipro or Infosys or any other company to a huge amount of risk because one the salaries are increasing, on the other hand, the billing rates though stabilized they are not increasing. So, not that Wipro is looking at saying that the margins are stabilizing, what gives you the confidence that given the salary hike of 12% you will be able to retain talent and you won't have to go in say after a quarter or so to increase you salaries further.

VIVEK: We might, and as, you know, so I don't want to close that door. I think that the reality is that, you know, at the end of the day you have to stay competitive in terms of being able to attract the talent that fuels your growth. But at least for the foreseeable future, what we have said and continue to say is that except for the rupee appreciation, we should be able to manage our operating margins.

SHEKAR SINGH: Okay. And lastly one last question, on the embedded software side, you have again added quite a large number of clients, if I heard it correctly. Now, even last year somewhere around this time, September - October period, a large number of clients were added on the embedded software side, but I think they were lost over a period of time. So, is it something to do with the seasonality in that business?

VIVEK: No, actually what it has to do with is that lot of the embedded business comes from smaller companies and are project oriented. But I think that what distinguished this quarter was breakthrough in a couple of storage companies that made us feel particularly good.

SHEKAR SINGH: Okay. Thanks a lot sir.

MODERATOR: Thank you very much sir. Coming up next is a question from Mr. Nikunj Doshi of Kotak Securities.

NIKUNJ DOSHI: Yeah, good afternoon every one. Just now you mentioned that the R&D clients you have added and like, so do you see that R&D business growing faster than the other rest of the businesses going forward?

VIVEK: Well, if you look at a sequential growth basis that is the correct answer. If you look at a year-on-year basis, enterprise IT grew faster than R&D, but it is too, you know, one quarter is not enough to be able to make an extrapolation.

NIKUNJ DOSHI: And would it mean that your billing rates would also, average billing rates would increase because of higher proportion of R&D related business?

VIVEK: Actually it is the other way round. Our R&D related business is slightly below our overall average.

NIKUNJ DOSHI: Okay fine. Okay thanks very much.

MODERATOR: Thank you very much sir. Our next question comes from Ms. Priya of Karvy Stock Broking.

PRIYA: Good afternoon sir. Congratulation on good numbers. Well, Mr. Paul mentioned on three-four factors that have resulted into increase in the billing rates. My question relates to the fact that, you know, you have seen increased traction in the telecom domain. Do you see that translating into improved offshore composition in the coming quarters?

VIVEK: I think that question basically reflects an understanding that our R&D business is actually more offshore centered and so as a result what we do see is that as our R&D business rises the offshore centricity will rise.

PRIYA: Okay. And would it imply that even in BPO segment an increase in billing rate is largely on account of better telecom contribution?

RAMAN: Say that again Priya.

PRIYA: What I am saying is in BPO also your billing rates have increased. Is it largely on improved telecom contribution?

RAMAN: Telecom is a minor contributor. There are other productivity aspects that contribute towards the rates.

PRIYA: Okay. My last question relates to the fact that, you know, enterprise application services have seen a good growth and if you could comment on the outlook in the coming quarters.

VIVEK: On the package implementation business, I mean, that has grown well for us and you know, there is no reason to expect them change.

PRIYA: Okay sir, thanks.

MODERATOR: Thank you very much madam. Participants who wish to ask questions may please press *1 now. We have our next question from Mr. Sandeep Shah of Tower Capital.

SANDEEP SHAH: Yes sir. This quarter also we have recruited some significant number of employees. Can you just throw lights on the recruitment plan for the next two quarters?

SURESH SENAPATY: We, you know, always our recruitment is in line with what the business requirements are. So, we do not sort of have specific plans in terms of numbers. It clearly goes with the trend in the volume.

SANDEEP SHAH: Okay, and in the R&D space, are we really witnessing an increase in the spending with the clients or the clients are moving offshore to save their cost. What is the exact situation out there?

VIVEK: Till up to quarter one, it has always been in terms of more and more of the same projects getting offshore to get higher bang for buck, but in the last quarter we have seen some visibility of new product introduction the telecom companies are planning towards the end of 2004 and therefore some kind of new budgets being released.

SANDEEP SHAH: Okay, thank you.

MODERATOR: Thank you very much sir. We have a follow-up question next coming from Mr. Mahesh Vaze of SSKI Securities.

MAHESH: Yeah, hi. I wanted to know a few things on the BPO side of the business. The attrition is high for Spectramind as well as the industry. So, is this attrition largely turning within the industry or the people who get tired of it and just move out of it?

RAMAN: Mahesh it is our belief and a little analysis that we have done that shows that it is not the attrition from the industry, it is attrition of moving from one company to the other. At the industry level, the attrition is a significantly lower number, which seems to indicate to us that it is to do with the labor pool situation rather than people moving out of this industry.

MAHESH: And on the shift utilization front, what is the maximum possible shift utilization?

RAMAN: Well the theoretical Shift utilization is 3.0. But where it will go is a function of which way, you know, the configuration is for the customer, what they wish to utilize, when they are doing their data backups and where the machines are locked up for end of the day processing. So, there are too many factors that influence which way shift utilization can be.

MAHESH: But still if you were to put a figure, what do you think is achievable given the current business structure that you have got?

RAMAN: Well, again as I said it is difficult to comment, but getting up to 2 would be absolutely outstanding, you know, in terms of being able to utilize those as assets and being able to contribute towards the margins.

MAHESH: Okay. Have there been any instances where the clients had lots of expectations and actually the delivery, as in just the expectations going awry and the client actually ramping down the number of people that he is using?

RAMAN: Fortunately for Wipro Spectramind we have been able to live up to the expectations and I dare say exceed the expectations of our customers. So, we have not had to face a situation where a customer is ramping down due to Wipro Spectramind not being able to meet the expectations. We see that as our strength and we see that as something that brings in huge traction to us with our customers.

MAHESH: Okay, one last question on the software side. How does the marginal pricing during the quarter compare against the average pricing?

VIVEK: I am sorry, could you repeat that?

MAHESH: The marginal pricing incrementally, the incremental pricing, how does it compare against the average price?

VIVEK: It is better.

MAHESH: Okay. Would that be significantly better?

VIVEK: It is tough for me quantify that significantly. So, let us leave it at better.

MAHESH: Okay fine, thanks.

MODERATOR: Thank you very much sir. We have our next question from Mr. Neelkanth Mishra of CSFB Singapore.

ASHISH: Hi! This is Ashish again. Sir, if you could comment on the sales and marketing expenses as a percentage of revenue, which you know, we have like most in the industry spend less than what the global player spend? And how long can it sustain at this level, and do you see that it will eventually start inching up and when do you see that happen? Thank you.

VIVEK: Well, Ashish though in terms of sales and SG&A expenses have come down by 1.5% percentage point from last quarter to this quarter, it is still higher YOY 1.9%. So, all we are doing is that how to optimize on the current investment, but we have not held back any investment in terms of the head count increases that we have been wanting to have hiring locals in the field. So, we have been more selective, more let us say try to achieve more productivity in that area as opposed to cutting down any investments, which could impact adversely our future growth. Bottom line is that we have 1.9% higher YOY.

ASHISH: Yes, I did observe that. I was also trying to understand that do you see that eventually Wipro, a global company, will they start spending as much as some of your multinational peers do as a percentage of revenue on their sales and marketing?

SURESH SENAPATY: You know, even in the sales and marketing, there are lot of pre-sales kind of expenditure that you incur and the good feature of this Indian model is that that gets done, executed from offshore. So, if you compare that with an MNC, that is a big difference.

ASHISH: Okay, thank you sir.

VIVEK: Thank you.

MODERATOR: Thank you very much sir. Our next question comes from Mr. Bhupinder Ahuja of Deutsche Bank.

BHUPINDER AHUJA: Yeah, hi! I had a question on IT as a whole. Do you have clients who work with you across divisions like technology infrastructure, consulting, BPO, and ADM. If you could talk a little bit about, I mean, without naming the clients, in terms of it that as a trend you are seeing that picking up?

SURESH SENAPATY: We do have customers who work across our multiple service lines and the ones which we are most impressed with are the ones who do, who are across BPO as well as various lines in the IT services business. We have customers in the financial services BPO, customers in the manufacturing sector who are in the package implementation, who are in the ADM practice, who are in the BPO, embedded, similarly we have many customers in the technology side with whom we do enterprise business. So, that is the beauty of this model where you are providing lot of range of services where you can address for the same customer. So, we also have for example, telecom customers who do work with us in the package implementation area as well as in the BPO area.

BHUPINDER AHUJA: Okay, thanks a lot.

MODERATOR: Thank you very much sir. We have the next question coming from Mr. Supratim Basu of ICICI Securities.

SUPRATIM BASU: Hi, thanks. Congratulations on a good quarter. I just want to pick up on one sales related question that you have commented on earlier. You said that because you are driving your sales and marketing from India, your costs are, you know, as a corollary lower as a percentage of sales. My question is that, do you actually have the same number of sales people per, let us say, a million dollars of revenue or per 10 million dollars of revenue as your global competitors?

SURESH SENAPATY: See, also you have to realize that for the same head count, the realization by the global competitors is much higher. For example, if we have an average realization of about 50,000-60,000 dollars a person and if we look at our MNC peers, they will have much more, four times, that kind of realization. But, I suppose if you would look at a comparable terms in terms of the head count being billed versus head count not being billed they could be comparable.

SUPRATIM BASU: Okay, just one further, if I could just take that one step forward. I mean basically if I were to normalize your global peers at the revenue level, basically, re-base the revenues to your billing rates or re-base the revenue on an offshore basis, in which case would the revenue productivity of the sales people be comparable?

VIVEK: We have not done that math. So, we don't know the answer to that.

SUPRATIM BASU: Okay, great. Thanks very much.

MODERATOR: Thank you very much sir. Our next question comes from Ms. Parul of Assets E

PARUL: Yeah, congratulations on a good set of numbers. Could you throw some light on the kind of CAPEX you are looking at for the balance half of this year.

SURESH SENAPATY: Here again, you know, we always try to be just in time in terms of the requirements. Currently we are building facilities in Calcutta, we are building facilities in Bangalore, and also trying to add on in Hyderabad, Chennai, and Pune. So, it is an ongoing process based on the requirement projections we have. So we don't give any specific of the guidance because the time cycles has been fairly reduced. But last quarter if you ask me, the expenditure was Rs. 1043 million.

PARUL: Okay, and a quarter before that?

SURESH SENAPATY: It was about 850 million.

MODERATOR: Thank you very much madam.

LAKSHMINARAYANA: Operator, can we have the last question?

MODERATOR: Sure sir. Our last question is a follow-up from Mr. Chetan Shah of Quantum.

CHETAN SHAH: Yeah, this was in connection with the hardware business of the company. Do you see any kind of a outsourcing opportunity coming out in even the hardware, that is, the PC servers and laptops?

SURESH VASWANI: Could you repeat the question Chetan?

CHETAN SHAH: Yeah, this was in connection with the hardware, PC hardware, rather the computer hardware business that the company has. So, just wondering whether you intend to have, I mean, you see any kind of outsourcing opportunity there also?

SURESH VASWANI: Yeah, we do see outsourcing opportunities in India on the overall IT space, which includes hardware services and software. And we are bidding for some of those opportunities.

CHETAN SHAH: Okay, otherwise what will be the market share of Wipro brand basically in that particular business?

SURESH VASWANI: See, we are focused only on the corporate market, government market, and the education market in India, and there we would be having a market share of around 5%. See we did fairly large wins over the last three quarters particularly Colgate-Palmolive, Wazir Sultan, and all that in terms of the total outsourcing deal in the Indian subcontinent. So, because the focus in Wipro Infotech has been on IT services which we were doing in Middle East Asia Pacific and even in India. So, overall there has been a significant growth YOY in the services business.

CHETAN SHAH: Okay, in the corporate account, for example, in the, the Infotech maintenance division basically, I mean, what will be the market share for Infotech versus Indian or overseas companies?

MALE SPEAKER: See, again you know, we are addressing a wide spectrum of product services and software in the domestic market. In the domestic market, we would have roughly overall a 5% market share, but in the markets that we address specifically, we would have a much higher market share. For example, the IT service space, looking at the infrastructure management space, we are the number one clear in India as rated by Data Quest. We are the number one infrastructure management services provider in India. We are also in the top two network integrators in India. We are in the top, I mean, we have launched the software business in India pretty recently, so we are in the top ten software players in India. We are developing a lot of traction in the Asia Pacific and the Middle East areas in so far as the services and software business is concerned.

CHETAN SHAH: Okay sir, thank you very much.

LAKSHMINARAYANA: Thank you ladies and gentlemen for participating in this call. Should you have missed anything during the call the audio archive of this call will be available on our website and we will also be putting up a transcript of this call very soon. But of course if you need any further information or clarification, the investor relation team would be delighted to talk to you. Thank you and we look forward to talking to you again next quarter. Have a nice day.